Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___August___ 2006
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____




                         This Form 6-K consists of the following:

                                 Notice of cash dividend
                                   dated Ausust 4, 2006



Attention Business/Financial Editors:
TELUS Corporation - Notice of cash dividend

     VANCOUVER, Aug. 4 /CNW/ - NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of twenty-seven and one half cents ($0.275) Canadian per share on the issued and outstanding Common shares and twenty-seven and one half cents ($0.275) Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on October 1, 2006 to holders of record at the close of business on September 8, 2006.

     By order of the Board

     Audrey Ho
     Vice President, Legal Services and
     General Counsel and Corporate Secretary

     Vancouver, British Columbia
     August 2, 2006

For further information:
                         Investor Relations,
                         (780) 493-7345,
                         ir(at)telus.com/
                         (T.A. T. TU)

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 4, 2006
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary